

08026319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER

8 – 66718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** AND ENDING **DECEMBER 31, 2007**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

CLANCY FINANCIAL SERVICES, INC.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING – 40 WALL STREET – 34TH FLOOR

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN KRIM   **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

PROCESSED

FOR OFFICIAL USE ONLY



MAR 20 2008

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, *BRIAN SCALA,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
  CLANCY FINANCIAL SERVICES, INC., as of DECEMBER 31, 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

―   N O N E

X _____
                                    Signature

President
_____
                                    Title

X _Christine Cooper_____

Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, **BRIAN SCALA**, swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

CLANCY FINANCIAL SERVICES, INC., as of **DECEMBER 31, 2007,**

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

Christine Cooper
(Notary Public)

CLANCY FINANCIAL SERVICES, INC.
(FORMERLY CLANCY'S ON WALL, INC.)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

CLANCY FINANCIAL SERVICES, INC.
(FORMERLY CLANCY'S ON WALL, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 47,274
Due from clearing broker	203,874
Commissions receivable	222,167
Fixed assets - net of accumulated depreciation of $49,159 (Note 2(d))	21,596
Other assets	6,804
Total assets	$ 501,715

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	304,412
Total liabilities	304,412

Commitments and Contingencies (Notes 5 and 6)

Stockholders' equity (Note 7)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	200
Additional paid-in capital	522,737
Retained earnings	(325,634)
Total stockholders' equity	197,303
Total liabilities and stockholders' equity	$ 501,715

The accompanying notes are an integral part of this statement.

CLANCY FINANCIAL SERVICES, INC.
(FORMERLY CLANCY'S ON WALL, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
TO DECEMBER 31, 2007

Note 1 -   **Nature of Business**

Clancy Financial Services, Inc. (formerly Clancy's on Wall, Inc.), (The "Company") is a New York State corporation formed, for the purpose of conducting business as a broker/dealer of securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c)   *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Fixed Assets*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line methods. Organization expense is amortized over five years using the straight-line method.

Note 2 - **Summary of Significant Accounting Policies (*continued*)**

e) *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - **Profit Sharing Plan**

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes at the discretion of management, up to 25% of the eligible compensation. The Company's liability to the plan for the year ended December 31, 2007 was $28.661.

Note 4 - **Related Party Transactions**

The Company pays commissions to an entity whose 100% stockholder is the spouse of the Company's 100% stockholder. In 2007, commissions of $728,630 were paid to this entity. The Company provided administrative services to this entity and received $57,000 in 2007. At December 31, 2007 $295 was owed to this entity.

Note 5- **Commitments**

Office Lease

The Company leases its premises under a lease expiring August 29, 2008. At December 31, 2007, the minimum rental commitment before escalations under the lease is as follows:

Year	Amount
2008	$55,077

The Company shares its premises with a related party entity (Note 4). In 2007, this related entity paid $50,090 of the rental amount due. The rental expense recorded is the net amount paid by the Company.

The Company has established a letter of credit that expires January 1, 2008, in the amount of $50,000, which is collateralized by its money market account to secure this lease. At December 31, 2007, none of this amount has been drawn upon by the Company.

Note 6 - **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

Note 6 -   **Financial Instruments with Off-Balance Sheet Credit Risk** (*continued*)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company had net capital of $110,683, which was $10,683 in excess of its required net capital of $100,000. The Company's net capital ratio was 275.03 %.

A copy of the Firm's statement of Financial Condition as of December 31, 2007, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Clancy Financial Services, Inc. (formerly Clancy's on Wall, Inc.)
40 Wall Street – 38th floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Clancy Financial Services, Inc. (formerly Clancy's on Wall, Inc.) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clancy Financial Services, Inc. (formerly Clancy's on Wall, Inc.) as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPA LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 13, 2008

CLANCY FINANCIAL SERVICES, INC.
(FORMERLY CLANCY'S ON WALL, INC.)
INDEPENDENT AUDITORS' COMMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Clancy Financial Services, Inc. (formerly Clancy's on Wall, Inc.)
40 Wall Street – 38th floor
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of Clancy Financial Services, Inc.
(formerly Clancy's on Wall, Inc.) as of and for the year ended December 31, 2007, in accordance with
auditing standards generally accepted in the United States of America, we considered its internal control
over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose
of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on
the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the
effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study
of the practices and procedures followed by the Company including consideration of control activities for
safeguarding securities. This study included tests of such practices and procedures that we considered
relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate
indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining
compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we did not review the
practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and
   recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of controls and
of the practices and procedures referred to in the preceding paragraph and to assess whether those practices
and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives
of internal control and the practices and procedures are to provide management with reasonable, but not
absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in conformity with
generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and
procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted on Schedule 1.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 13, 2008

